

March 15, 2013

VIA E-Mail
Ms. Diane K. Bryantt
Executive Vice President, Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, North Dakota 58702-1988

> **Re:** **Investors Real Estate Trust**
> **Form 10-K for the year ended April 30, 2012**
> **Filed on July 16, 2012**
> **File No. 000-14851**

Dear Ms. Diane K. Bryantt:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2012

Item 2. Properties

Annual Effective Annual Rent, page 23

1. We note from your footnote disclosure that the rent per square foot calculations for your commercial spaces reflect adjustments for free rent periods. In future Exchange Act reports, for purposes of your multi-family residential disclosure in this table, please also reflect the impact of rent abatements or rent credits on your effective annual rent or tell us why you believe such disclosure is not material.

Physical Occupancy Rates, page 33

2.   Please provide more detailed information regarding the "development and re-development properties" excluded from the stabilized pool. In future Exchange Act periodic reports, please also explain the targeted occupancy levels required for such properties for inclusion within the stabilized pool.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

3.   Please revise your MD&A to include a more detailed discussion of the consolidated operating results of the company prior to your discussions of consolidated net operating income and segments. This analysis should include, but not be limited to, a discussion of the income statement line items that are excluded from your segment performance measure. In this regard, please note that we believe your segment analysis should be used as a supplement to, not a replacement of, a discussion and analysis of the line items presented within your audited financial statements.

Fiscal Year 2012 Compared to Fiscal Year 2011

Analysis of Lease Expirations and Credit Risk, page 55

4.   We note your extensive disclosure regarding lease expirations. In future Exchange Act periodic reports please include an expanded summary of leasing activity in the reporting period. In addition to base rents of expiring leases, for your commercial properties, please compare new rents on renewed leases to prior rents based on effective rent for the reporting period. In addition, with respect to leases expiring in the next 12 months, please discuss any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

5.   We note your disclosure in this section regarding your efforts to mitigate credit risks through your underwriting criteria for prospective tenants and the monitoring of your current portfolio. In future Exchange Act periodic reports, for your commercial properties, please expand your disclosure to discuss whether you enter into triple net leases. Also, for your triple net leases, please discuss more specifically how you monitor the credit quality of your significant tenants. In addition, please confirm to us that if, based on this monitoring, you determine there has been a material deterioration in the credit quality of a significant tenant, then you will address this trend in future Exchange Act periodic reports.

Property Acquisitions, page 56

6.   In future Exchange Act periodic reports, please discuss any material trends related to current expectations regarding yields on your developments.

7.   For your completed developments, in future Exchange Act periodic reports, please disclose developments costs on a per square foot basis. Also, disclose whether such costs include leasing costs.

Liquidity and Capital Resources

Sources and Uses of Cash, page 60

8.   We note your disclosure in this section regarding your continuous equity offering program. In future Exchange Act periodic reports please expand your disclosure in this section to discuss specifically the average price per share for shares sold within the period. Please also specify the amount remaining in the program.

Consolidated Statements of Operations, page F-5

9.   We note that you have included dividends per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Consolidated Statements of Cash Flows, page F-7

10.   Please revise future periodic filings to separately present amounts related to capital expenditures (i.e. improvements of real estate assets and property acquisitions.

Note 2 – Basis Of Presentation And Significant Accounting Policies

Real Estate Investments, pages F-10 – F-12

11.   Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

12.   We note you engage in development and redevelopment activities with respect to your properties. Please disclose your capitalization policy.   Your disclosure should address the following:
- The types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.
- To the extent material, quantify and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.
- The periods of capitalization including a discussion of when the capitalization period ends.

13.   We note that the impairments recognized during the year solely related to real estate that qualified to be classified as held for sale. You also indicate that certain uncertainties with properties under contract prevent your classification of these properties as held for sale until a sale formally closes. As of April 30, 2012 and for each subsequent interim period, please clarify whether you had any properties under contract that did not qualify to be classified as held for sale with a sales value that was less than the carrying value recorded for the properties.   To the extent such contracts exist, please clarify how you assessed that no impairment was required for these properties in light of the sales value established under the contract In addition, for each contract explain to us in greater detail why the property does not meet the criteria to be classified as held for sale.

Involuntary Conversion of Assets, pages F-15 – F-16

14.   We note the final settlement of the Arrowhead insurance claim is to occur in the fourth quarter of fiscal year 2013.   Please clarify your basis in GAAP for recognizing a gain from involuntary conversion in fiscal year 2012 prior to final settlement.

Note 11 – Operating Segments, pages F-23 – F-24

15.   Please revise future periodic filings to clarify what expenses are included in real estate expenses versus administrative, advisory and trustee fees and other expenses. Within your response, please provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant